UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49106

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hancock Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

228 St. Charles Ave Mezzanine
(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ronald J. DeBlanc (504)-729-1147
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

909 Poydras Street, Suite 3100	New Orleans	LA	70112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Ronald J. DeBlanc, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hancock Investment Services, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SVP & CFO (Hancock Investment Services, Inc)

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARGARET CAMPOS #140359 MY COMMISSION IS FOR LIFE
NOTARY PUBLIC
NEW ORLEANS, LOUISIANA

Hancock Investment Services, Inc.
(A wholly owned subsidiary of Whitney Bank)
Consolidated Financial Statements and
Supplemental Schedules
December 31, 2016

Hancock Investment Services, Inc.
(A wholly owned subsidiary of Whitney Bank)
Index
December 31, 2016

Page(s)

Report of Independent Registered Public Accounting Firm 1

Consolidated Financial Statements

Statement of Financial Condition 2

Statement of Income and Comprehensive Income... 3

Statement of Stockholder's Equity 4

Statement of Changes in Liabilities Subordinated to Claims of General Creditors 5

Statement of Cash Flows 6

Notes to Financial Statements 7

Supplemental Schedules

Schedule I - Computation of Net Capital for Brokers and Dealers Pursuant to
Rule 15c3-1 Under the Securities Exchange Act of 1934.. 13

Schedule II - Computation for Determination of Reserve Requirements Pursuant to
Rule 15c3-3 of the Securities Exchange Act of 1934 14

Schedule III - Information Relating to Possession or Control Requirements Pursuant to
Rule 15c3-3 of the Securities Exchange Act of 1934... 15



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Hancock Investment Services, Inc.:

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income and comprehensive income, of stockholder's equity, of changes in liabilities subordinated to claims of general creditors, and of cash flows present fairly, in all material respects, the financial position of Hancock Investment Services, Inc. (the Company) as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying information contained in Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934, Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934, and Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information contained in Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934, Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934, and Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 24, 2017

PricewaterhouseCoopers LLP, 909 Poydras Street, Suite 3100, New Orleans, LA 70112
T: (504) 558 8200, F: (504) 558 8960, www.pwc.com/us

Hancock Investment Services, Inc.
(A wholly owned subsidiary of Whitney Bank)
Consolidated Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	12,457,076
Restricted cash		100,000
Receivables from clearing organizations and insurance companies		774,098
Furniture and equipment, less accumulated depreciation		
of $234,155		31,891
Other assets		427,073
Total assets	$	13,790,138
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	901,899
Due to Parent		1,203,474
Total liabilities		2,105,373
Stockholder's equity		
Common stock, $1 par value per share. Authorized and		
outstanding 1,000 shares		1,000
Contributed capital		1,672,700
Retained earnings		10,011,065
Total stockholder's equity		11,684,765
Total liabilities and stockholder's equity	$	13,790,138

The accompanying notes are an integral part of these consolidated financial statements.

Hancock Investment Services, Inc.
(A wholly owned subsidiary of Whitney Bank)
Consolidated Statement of Income and Comprehensive Income
Year Ended December 31, 2016

Revenues		
Income from sales of annuity contracts	$	8,541,389
Fee income		7,480,705
Commission income		4,031,065
Interest, dividends, gain on investments,		
and other income		281,641
Total revenues		20,334,800
Expenses		
Employee compensation and benefits		11,238,708
Data processing		1,250,308
Brokerage, clearing, and license fees		779,756
Occupancy and equipment		365,642
Other expenses		2,849,212
Total expenses		16,483,626
Income before income taxes		3,851,174
Income taxes		1,251,395
Net income	$	2,599,779
Other comprehensive income		-
Comprehensive income	$	2,599,779

The accompanying notes are an integral part of these consolidated financial statements.

Hancock Investment Services, Inc.
(A wholly owned subsidiary of Whitney Bank)
Consolidated Statement of Stockholder's Equity
Year Ended December 31, 2016

	Common Stock	Contributed Capital	Retained Earnings	Total
Balance, January 1, 2016	$ 1,000	$ 1,672,700	$ 13,411,286	$ 15,084,986
Net Income	-	-	2,599,779	2,599,779
Dividend	-	-	(6,000,000)	(6,000,000)
Balance, December 31, 2016	$ 1,000	$ 1,672,700	$ 10,011,065	$ 11,684,765

The accompanying notes are an integral part of these consolidated financial statements.

4

Hancock Investment Services, Inc.
(A wholly owned subsidiary of Whitney Bank)
Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2016

There were no liabilities subordinated to claims of general creditors as of and for the year ended December 31, 2016.

The accompanying notes are an integral part of these consolidated financial statements.

Hancock Investment Services, Inc.
(A wholly owned subsidiary of Whitney Bank)
Consolidated Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from operating activities	
Net income	$ 2,599,779
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	10,799
Gain on sale of securities	(9,607)
Provision for deferred taxes	49,620
Increase in receivables from clearing organizations and insurance companies	(242,625)
Increase in other assets	(50,831)
Decrease in accounts payable and accrued expenses	(188,305)
Decrease in due to Parent	(1,454,556)
Net cash provided by operating activities	714,274
Cash flows from investing activities	
Proceeds from sale of securities owned	374,374
Purchases of furniture and equipment	(11,825)
Net cash provided by investing activities	362,549
Cash flows from financing activities	
Dividends paid	(6,000,000)
Net cash used in financing activities	(6,000,000)
Net decrease in cash and cash equivalents	$ (4,923,177)
Cash and cash equivalents, beginning of year	17,380,253
Cash and cash equivalents, end of year	$ 12,457,076
Supplemental disclosure of cash flow information	
Cash paid to Parent for income taxes	$ 2,017,789

The accompanying notes are an integral part of these consolidated financial statements.

Hancock Investment Services, Inc.
(A wholly owned subsidiary of Whitney Bank)
Notes to Consolidated Financial Statements
December 31, 2016

1. **Organization and Significant Accounting Policies**

    Organization and Operations
    Hancock Investment Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. The Company is engaged in the brokerage business and is a wholly owned subsidiary of Whitney Bank (the "Parent"), which is a wholly owned subsidiary of Hancock Holding Company. The Company operates in the Gulf South region under two brands: "Hancock Investment Services" in Mississippi, Alabama and Florida and "Whitney Investment Services" in Louisiana and Texas.

    The Company, as an introducing broker, executes securities transactions on behalf of its customers through a clearing broker who carries accounts on a fully disclosed basis. The securities transactions are settled and cleared pursuant to a clearing agreement with the clearing broker. The Company also earns income from the sales of annuity contracts, insurance products and advisory fees.

    Consolidation
    The consolidated financial statements from January 1, 2016 through September 30, 2016, include the Company's five wholly owned subsidiaries, Hancock Investment Services of Mississippi, Inc., Hancock Investment Services of Louisiana, Inc., Hancock Investment Services of Alabama, Inc., Hancock Investment Services of Florida, Inc, and Whitney Investment Services of Texas, Inc. All significant intercompany transactions in that time period were eliminated. Effective October 1, 2016, all five subsidiaries were merged with and into the Company.

    Use of Estimates
    The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    Cash and Cash Equivalents
    The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

    Furniture and Equipment
    Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

    Income Taxes
    The Company's tax provision is determined pursuant to Financial Accounting Standards Board ("FASB") ASC 740. The Company files a consolidated federal income tax return with Hancock Holding Company and determines its tax expense or benefit on a separate return basis. Pursuant to the Company's tax sharing agreement, the Company recognizes tax benefits to the extent they are utilized in the consolidated return.

7

1.   Organization and Significant Accounting Policies (continued)

Revenue Recognition
Securities transactions and related revenue are recorded in the accounts on a settlement date basis, which is not materially different from the trade date. Annuity revenues are recorded in the accounts when the contract is sold. Insurance revenues are recorded as the commission income is received, which is not materially different from when the contract is sold. Other fee income represents wrap fee income, 12b-1 income, and distribution fees on mutual fund sales, which is paid to the Company over a period of time based on a percentage of the fund's daily net asset levels. Other fee income is recognized as earned by the Company.

Commissions
Commissions are recorded as securities transactions occur and are also paid to the employees on a settlement date basis which is not materially different from the trade date.

Share-Based Compensation
The Company's employees participate in stock-based compensation plans sponsored by the Parent. Share based compensation can consist of stock options, tenure based restricted share awards and performance stock awards. Compensation expense is recognized for options granted, modified, or settled after January 1, 2006, utilizing the fair value of the grants over the vesting period. The Parent estimates the fair value of each pool of options granted using the Black-Scholes-Merton options pricing model. The fair value for restricted share awards is based on the value of the stock on the grant date. The Company is allocated a portion of share based compensation expense from its Parent, recognized over the requisite service period.

Retirement Benefits
The Company's employees participate in defined benefit pension plans and certain other defined benefit postretirement plans for eligible employees sponsored by the Parent. The amounts reported in the consolidated financial statements with respect to these plans are based on actuarial valuations that incorporate various assumptions regarding future experience under the plans. The Company also offers a defined contribution plan (401(k) plan) sponsored by the Parent that covers substantially all associates that have been employed for 60 days and meet certain other requirements and employment classifications. Expenses associated with these plans are allocated to the Company by the Parent.

Hancock Investment Services, Inc.
(A wholly owned subsidiary of Whitney Bank)
Notes to Consolidated Financial Statements
December 31, 2016

2. Recently Issued Accounting Standards

In May 2014, the FASB issued ASU 2014-09 "Revenue from Contracts with Customers (Topic 606)" affecting any entity that enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards. The core principle of this standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Subsequent to issuance of the revenue recognition guidance, the FASB has issued several updates that deferred by one year the effective date for revenue recognition guidance; clarified its guidance for performing the principal-versus-agent analysis; clarified guidance for identifying performance obligations allowing entities to ignore immaterial promised goods and services in the context of a contract with a customer and other clarifying guidance and technical corrections. Entities can elect to adopt the guidance either on a full or modified retrospective basis. Full retrospective adoption will require a cumulative effect adjustment to retained earnings as of the beginning of the earliest comparative period presented. Modified retrospective adoption will require a cumulative effect adjustment to retained earnings as of the beginning of the reporting period in which the entity first applies the new guidance. The standard will be effective for the Company for annual reporting periods beginning after December 15, 2017. The Company is still in process of gathering an inventory and evaluating all contracts with customers and does not plan to early adopt the guidance. The Company is also in the process of evaluating the transition method election and the impact of the guidance on presentation, disclosures or results of operations. As such, the impact of this adoption on the financial statements is not currently known.

In October 2016, the FASB issued ASU No. 2016-16, "Income Taxes (Topic 740) – Intra-Entity Transfers of Assets Other than Inventory," which addresses stakeholders' concerns that the limited amount of authoritative guidance has led to diversity in practice and is a source of complexity in financial reporting and results in an unfaithful representation of the economics of an intra-entity asset transfer. The amendment eliminates the exception to the United States generally accepted accounting principle ("U.S. GAAP") of comprehensive recognition of current and deferred income taxes that prohibits recognizing current and deferred income tax consequences for an intra-equity asset transfer (excluding the transfer of inventory) until the asset has been sold to an outside party. The amendments are effective for annual reporting periods beginning after December 15, 2017, with early adoption is permitted. The amendments should be applied using a retrospective transition method to each period presented. The Company is currently assessing this pronouncement and the impact of adoption, however, the adoption is not expected to have a material impact on the Company's financial condition or results of operations.

In November 2016, The FASB issued ASU 2016-18 "Statement of Cash Flows (Topic 320) – Restricted Cash," to address diversity in practice in the classification and presentation of restricted cash on the statement of cash flows. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The standard will be effective for annual reporting periods beginning after December 15, 2017. This adoption of this standard will impact disclosures only and is not expected to have a material impact of the financial condition or operating results of the Company.

Hancock Investment Services, Inc.
(A wholly owned subsidiary of Whitney Bank)
Notes to Consolidated Financial Statements
December 31, 2016

3. Income Taxes

The Company has a deferred tax asset as of December 31, 2016 in the amount of $357,409 which is primarily related to employee compensation and benefits. At December 31, 2016, the Company had approximately $235,341 of state net operating loss ("NOL") carryforwards which begin to expire in 2028. A valuation allowance in the amount of $9,943 has been established for these NOL carryforwards which do not meet the realizability standard of ASC 740. The change in the valuation allowance from the prior year is immaterial. Other than this item, no valuation allowance has been recorded at December 31, 2016, as management believes it is more likely than not that the remaining deferred tax assets will be fully realized. As of December 31, 2016, $1,158,921 was a due to Hancock Holding Company for income taxes payable. Total tax expense for the year ended December 31, 2016 was $1,251,395, which is comprised of current tax expense of $1,201,775 and $49,620 of deferred tax benefit.

The effective income tax rate differs from the federal statutory rate primarily as a result of the state income tax provision. The tax years open to examination are 2013 to the present.

The Company did not have any uncertain tax positions at December 31, 2016. The Company does not expect that unrecognized tax benefits will increase or decrease within the next 12 months.

It is the Company's policy to recognize interest and penalties related to unrecognized tax benefits in income tax expense. As of December 31, 2016, the interest accrued is considered immaterial to the Company's consolidated statement of financial condition.

4. Other Related-Party Transactions

At December 31, 2016 the Company had $556,919 of cash on deposit with its Parent. In addition, during 2016, the Company had holdings in the Hancock Horizon Funds complex managed by the Parent and held by the Company's clearing firm. The Company liquidated its holdings in the Hancock Horizon Funds during 2016 at fair values consistent with those to unrelated third parties, resulting in a gain on sale of $9,607.

The Company operates in facilities that are leased from its Parent for which $320,155 was charged in 2016 direct expense such as rent and other occupancy costs.

Expense associated with Parent sponsored share based compensation was a net credit of $45,953 in 2016, reflecting the recapture of expense with the departure of a senior executive. Employee pension and retirement plan expense associated with Parent sponsored plans totaled $339,025 in 2016.

In addition, the Company was also charged $1,694,973 of allocated expenses by the Parent for shared facilities and other expenses. Shared expenses are allocated using direct variables such as square footage, number of employees, capital, revenues and percentage of time worked.

5. **Clearing Organization**

The Company has an agreement with National Financial Services, LLC, whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization required that a security deposit of $100,000 be maintained by the Company. This amount is reflected as restricted cash on the accompanying consolidated statements of financial condition.

6. **Regulatory Requirements**

The Company, as a registered broker/dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). Under the Uniform Net Capital Rule, a broker/dealer who does not carry customers' accounts, but receives checks, drafts, or other evidences of indebtedness made payable to itself, is required to maintain net capital, as defined in the Rule, of $250,000, or 6.67% of aggregate indebtedness, whichever is greater. Also, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2016 the Company had net capital of $10,889,791 which was $10,639,791 in excess of its required net capital of $250,000. The Company had aggregate indebtedness of $2,105,373 at December 31, 2016, and its ratio of aggregate indebtedness to net capital was 0.19 to 1.00 at December 31, 2016.

The Company has entered into a written agreement with its clearing firm which requires that the clearing firm perform a proprietary inventory of introducing brokers reserve computation with regard to all the assets of the Company held by the respective clearing firm. Consequently, the assets of the Company held at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

7. **Commitments and Contingencies**

The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not reasonably estimable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the balance sheet for these transactions.

The Company, in its capacity as a broker dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. Based upon defenses available and after consultation with legal counsel, the Company's management expects the ultimate resolution of these and other matters will not have a material effect on the Company's results of operations or financial position.

8. **Subsequent Events**

Whitney Bank has received regulatory approval to dividend the Company to its Parent, Hancock Holding Company on February 2, 2017. The transaction is expected to occur on March 1, 2017. This transaction will change ownership of the Company, but will have no impact on its financial condition or operating results.

The Company has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance of its financial statements, February 24, 2017 and has determined that no other significant events occurred after December 31, 2016, but prior to the issuance of these financial statements that would have a material impact on its financial statements.

Supplemental Schedules

Hancock Investment Services, Inc.
(A wholly owned subsidiary of Whitney Bank)
Computation of Net Capital for Brokers and Dealers Pursuant to
Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31 2016   **Schedule I**

Net capital

Total stockholder's equity, qualified for net capital	$ 11,684,765
Less: Nonallowable assets	
Retail receivables and other assets	530,294
Furniture and equipment, net	31,891
Total deductions	562,185
Net capital before haircuts on securities positions	11,122,580
Less: Haircuts - Investment Securities	232,789
Net capital	$ 10,889,791
Aggregate indebtedness	$ 2,105,373
Net capital requirement – greater of $250,000 or 6.67% of aggregate indebtedness	250,000
Excess net capital	10,639,791
Aggregate indebtedness to net capital ratio	.19

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this audited Computation of Net Capital (Schedule 1) prepared by Hancock Investment Services, Inc. and included in the Company's unaudited Part II FOCUS Report as of December 31, 2016 as amended, filed on February 24, 2017.

See report of independent registered public accounting firm.

Hancock Investment Services, Inc.
(A wholly owned subsidiary of Whitney Bank)
Computation for Determination of Reserve Requirements Pursuant to
Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2016   **Schedule II**

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Hancock Investment Services, Inc.
(A wholly owned subsidiary of Whitney Bank)
 Information Relating to Possession or Control Requirements Pursuant to
Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2016_____Schedule III

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule

Hancock Investment Services, Inc.
(A wholly owned subsidiary of Whitney Bank)

Exemption Report Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
December 31, 2016



pwc

Report of Independent Registered Public Accounting Firm

To The Board of directors of
Hancock Investment Services, Inc.:

We have reviewed Hancock Investment Services, Inc.'s assertions, included in the accompanying
Exemption Report Pursuant to SEC Rule 17a-5, in which (1) the Company identified 17 C.F.R. § 240.15c3-
3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3
(the "exemption provision") and (2) the Company stated that it met the identified exemption provision
throughout the year ended December 31, 2016 without exception. The Company's management is
responsible for the assertions and for compliance with the identified exemption provision throughout the
year ended December 31, 2016.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included inquiries and other required procedures to obtain
evidence about the Company's compliance with the exemption provision. A review is substantially less in
scope than an examination, the objective of which is the expression of an opinion on management's
assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to
management's assertions referred to above for them to be fairly stated, in all material respects, based on
the provisions set forth in paragraph (k)(2) (ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 24, 2017

Hancock Investment Services, Inc.
(A wholly owned subsidiary of Whitney Bank)
Exemption Report Pursuant to
Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2016

Hancock Investment Services, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5 (d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the provisions of 17 C.F.R §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3(k)(2)(ii) throughout the fiscal year ended December 31, 2016 without exception.

HANCOCK INVESTMENT SERVICES, INC.

I, Ronald J. DeBlanc, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____

Ronald J. DeBlanc, Senior Vice President and CFO, Hancock Investment Services, Inc.

February 24, 2017

Hancock Investment Services, Inc.
(A wholly owned subsidiary of Whitney Bank)

Form SIPC-7 of the Securities Investor Protection Corporation
December 31, 2016



pwc

Report of Independent Accountants

To The Board of Directors of
Hancock Investment Services, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Hancock Investment Services, Inc. and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Hancock Investment Services, Inc. for the year ended December 31, 2016, solely to assist the specified parties in evaluating Hancock Investment Services Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Hancock Investment Services Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated July 28, 2016 and in the amount of $5,347 was compared to check number 045983 obtained from Vice President and Chief Financial Officer, HIS and payment dated February 23, 2017 in the amount of $6,481 compared to check number 053792 obtained from Vice President and Chief Financial Officer, HIS. No differences noted.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2016 to the Total revenue amount of $20,334,800 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2016. No differences noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 2c(1), revenues from distribution of shares of registered open end investments company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products of $14,551,900 to supporting schedules and working papers, including the general ledger and previously filed FOCUS reports, provided by the Vice President and Chief Financial Officer, HIS,. No differences noted.

    b. Compared deductions on line 2c(3), commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $1,042,049 to


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supporting schedules and working papers, including the general ledger of the Company, provided by the Vice President and Chief Financial Officer, HIS. No differences noted.

    c.   Compared deductions on line 2c(5) net gain from securities in investment accounts of $9,608 to supporting schedules and working papers, including the general ledger, provided by the Vice President and Chief Financial Officer, HIS. No differences noted.

4.   Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a.   Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $4,731,243 and $11,828, respectively of the Form SIPC-7. No differences noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Hancock Investment Services, Inc. and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2017
New Orleans, LA

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Hancock Investment Services, Inc.
228 St. Charles Ave
Mezzanine
New Orleans, La 70130

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Ronald J. DeBlanc 504-729-1147

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$11,828
B.	Less payment made with SIPC-6 filed (exclude interest) July 28, 2016 (Date Paid)	(5,347)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	6,481
E.	Interest computed on late payment (see instruction E) for ______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$6,481

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $__________

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hancock Investment Services Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 16 day of February, 20 17.

SVP + CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2016
and ending December 31, 2016

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 20,334,800

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   14,551,900

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   1,042,049

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.   9,608

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions   15,603,557

2d. SIPC Net Operating Revenues $ 4,731,243

2e. General Assessment @ .0025 $ 11,828

(to page 1, line 2.A.)

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